April 21, 2014

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Ivan Griswold, Staff Attorney

Matthew Crispino, Staff Attorney

Re:

Amendment No. 1 to Registration Statement on Form S-1

Filed April 21, 2014

File No. 333-194482

Dear Mr. Griswold and Mr. Crispino:

Below please find our responses to the Staff’s comment letter dated April 7, 2014 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 1, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

General

1.

Based on a review of your prospectus, it appears you are a “blank check” company.  Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release, the Commission

16019 Raptor Court, Charlotte, NC  28278   Phone:  (704) 840-5619

E-Mail:  info@streamflowmedia.com

Mr. Griswold and Mr. Crispino

April 21, 2014

stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.”  See Securities Act Release No. 33-6932 (April 28, 1992).

Your filing indicates that that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations and no inventory.

These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company.  As such, the offering should comply with Rule 419.  Refer to Securities Act Rules Compliance and Disclosure Interpretation No. 616.02.  Please revise the registration statement accordingly.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide us with a detailed explanation as to why Rule 419 does not apply.  In addition, please revise your registration statement to state that you do not consider yourself a blank check company.  Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including more robust disclosure regarding your business plan for the next twelve months.  Finally, provide us supplementally with a copy of your business plan.  We may have additional comments.

We appreciate the Staff’s position to prevent abuses related to registrants attempting to circumvent the application of Rule 419.  However, we hereby affirm that Stream Flow Media, Inc. (“Stream Flow”) is not a “blank check company” and is not subject to Rule 419 of the Securities Act of 1933.

Rule 419(a)(2)(i) clearly defines a “blank check company” as a business that “is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person”.  Although Stream Flow is a developmental stage company with minimal assets and nominal operations, it does not fit this definition of a “blank check company” because of the following:

•

Stream Flow has a bona fide business plan which we believe is viable with an above average chance of success.  This business plan was developed contemporaneously by Gregory Galanis with Stream Flow’s incorporation and has been thoroughly disclosed in the Registration Statement on Form S-1.  As requested, we have supplementally provided an electronic version of this business plan.  See “CORRESP”;

•

Stream Flow’s management team has the experience and skills required to execute upon the business plan.  Not only does the management team possess substantial general business skills, but they also possess significant expertise and have extensive personal contacts within the industry;

•

Stream Flow executed its first contract to develop a mobile application for iOS in March 2014.  This agreement is being filed as Exhibit 10.6.

Mr. Griswold and Mr. Crispino

April 21, 2014

•

Stream Flow has no plans or intentions to engage in any merger or acquisition activities.  This is disclosed in the prospectus on page 6, last paragraph of Rule 419 – “Blank Check Company”.

2.

You disclose throughout your filing that you have minimal operations, and that most of your efforts since inception were directed to developing your business plan, issuing common stock, attempting to raise capital, and establishing your accounting systems.  Given your minimal operations and the fact that your assets consist solely of cash, you appear to be a shell company as defined in Securities Act Rule 405.  Accordingly, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain future operations.

As in comment response number 1 above, we appreciate the Staff’s position to prevent abuses related to registrants attempting to circumvent the application of Rule 405.  However, we hereby affirm that Stream Flow is not a “shell company” and is not subject to Rule 405 of the Securities Act of 1933.

In furtherance to our response to comment number 1 above, we have made the disclosures that we “have minimal operations…” throughout the prospectus so as not to overstate the status of the company or mislead anyone as to the inherent risks in making a potential investment in Stream Flow.  Stream Flow is a technology company and in a rapidly evolving industry and is a highly speculative investment.

Supplementally, we are providing the Staff with the following summary of the work that has been performed by management and milestones reached since Stream Flow’s inception in a separate file under “CORRESP”.

3.

Please advise if there is any familial relationship between Mr. Galanis and Lisa Epperly, who is providing the legality opinion in connection with this offering.  Please note that any substantial interest by counsel, direct or indirect, in the registrant, is required to be disclosed pursuant to Item 509(a) of Regulations S-K.

Lisa Epperly is the wife of Mr. Galanis.  She does not hold any securities in Stream Flow.  We have expanded our disclosure to include this familial relationship, her lack of direct ownership in Stream Flow, and the fact she disclaims any beneficial ownership in Mr. Galanis’s holdings.  See page “INTERESTS OF NAMED EXPERTS AND COUNSEL” on page 51.

4.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•

State your election under Section 107(b) of the JOBS Act:

Mr. Griswold and Mr. Crispino

April 21, 2014

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that they election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be dates.  Include a similar statement in your critical accounting policy disclosures.

We have revised the prospectus to include expanded disclosure relating to the JOBS Act and Stream Flow’s election to utilize this exemption.  See the new risk factor entitled “We have elected to use the extended transition period for complying with the new or revised accounting standards under Section 102(b)(2)(B) of the JOBS Act” on page 18, added disclosure under “emerging growth company growth status” on page 5, and inclusion in the new section entitled “critical accounting policies” on page 25.

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We have not approached any investors to date.  It has been our understanding that we may not approach or solicit investment until the Commission has declared our registration statement effective.  Further, there have been no research reports, published or unpublished, pertaining to Stream Flow Media to date.  And lastly, we have not made any effort to attract any brokers or dealers nor will there be any brokers or dealers that will be participating in this offering.

6.

We note that certain of the exhibits were not filed in a text-searchable format.  Ensure that you file such exhibits in a text-searchable format in your next amendment.

We have refiled those particular exhibits in a text-searchable format.  Please see Exhibits 3.1, 3.2, 3.3, and 5.1.

Prospectus Summary

Overview of Our Business, page 5

Mr. Griswold and Mr. Crispino

April 21, 2014

7.

We note your statements here and in the business section that “Stream Flow utilizes its proprietary technology to develop applications…the proprietary aspects of the technology are owned exclusively by Stream Flow and are licensed to clients on a per-use basis” and that “these applications can be used on mobile devices, social media networks and web-based platforms.”  Elsewhere in the prospectus, however, you disclose that you are a development stage company with nominal assets that has engaged in only early stage business activities.  Revise your prospectus as necessary to ensure that your disclosure accurately reflects the current status of your development stage business.  In this regard, we note the disclosure on page 30 that you have two games currently under development and the disclosure on pages 28 and 34 regarding products and services that you claim to be currently marketing to prospective customers.

Through their background and experience in technology, both Gregory Galanis and Michael Etheredge bring with them intellectual property from previous ventures, in order to develop both in-house and third-party products for Stream Flow Media and its prospective clients.  In regards to Gregory Galanis, his education included computer science course work pertaining to 3D modelling and rendering using the OpenGL development platform.  He used this experience to develop several applications.  His time and effort in doing so assisted him in building the foundation needed to couple his existing expertise with that of modern technologies and development platforms, such as Unity, to develop innovative and marketable products for Stream Flow Media.  At the time of its development, in 2006, the intellectual property was valued at approximately $150,000.  Its value was derived through competitive comparison.  However, the intellectual property that Gregory Galanis retains has aged, and is of minimal financial value in today’s market.  Although the monetary value has declined significantly from the time of its inception, the value of the intellectual property Gregory Galanis brings to Stream Flow Media is substantial.  Shortened development cycles and lower cost of deployment are two areas in which this technology will add value to existing and future development projects at Stream Flow Media.  The products the company is currently developing as in-house applications use several aspects of the technology Gregory Galanis retains and brings with him to Stream Flow Media.  Michael Etheredge was educated in graphic design and animation and has spent the last 10 years building his career around his expertise.  Michael brings to Stream Flow both the new graphics he has designed for the in-house applications and an extensive portfolio of graphical assets that would have cost the company thousands of dollars if they were to be purchased from third parties.  Additionally, Michael retains licenses to the creative suite of Adobe products that he uses to develop the artwork needed for the products Stream Flow develops.   Aside from their own time and nominal development expenses being incurred by both Gregory Galanis and Michael Etheredge, both parties are committed to building Stream Flow Media through sweat equity and have not been paid a salary to date.  In addition to building in-house products, Stream Flow Media markets its development services to third parties that are interested in maximizing the value of their customer loyalty, retention and engagement campaigns using online gaming.  Both Gregory Galanis and Michael Etheredge hope that the capital raised through this public offering will grant them the opportunity to complete development of their in-house projects and to market them for resale to third-parties in the months to come.  It is anticipated that given a capital infusion of $50,000 to Stream Flow Media, both of the in-house products currently under development can be completed within a 6 month time frame.  In addition, we also anticipate being able to use part of this capital to market our development services to third-parties using online

Mr. Griswold and Mr. Crispino

April 21, 2014

marketing venues such as pay-per-click campaigns on Google and Yahoo in order to maximize our future revenues.

We have revised the prospectus to more clearly explain that Stream Flow’s proprietary technology was developed by management over a period of years and will not be used exclusively for the benefit of Stream Flow’s clients.  See “Proprietary Technology” on page 36, “Our industry is highly competitive…” risk factor on page 10, “Overview of our business” on pages 5 and 29.

Additionally, the services listed on page 34, including StreamFlow Social, StreamFlow Connect, StreamFlow Engage, StreamFlow Boost, and StreamFlow Energize are currently available and are being pitched to prospective clients.  Further, we have revised the disclosure relating to Stream Flow’s two games being internally developed to include that we anticipate we will need to spend approximately $50,000 to complete their development and implement a marketing campaign.

Risk Factors, page 9

General

8.

Please add a risk factor that discusses the uncertainties related to the development status of your business and your proposed product offerings.  It appears that the company has not yet developed a marketable product and that substantial additional development work will be required.  Concisely describe the minimum timeframe and the amount of funds which you will need to complete development.  In addition, revise your risk factors that suggest that you currently have a marketable product.  For example, on page 9, you state that you “have developed proprietary technologies internally.”

We have added the risk factor “There is a substantial doubt as to whether we will be able to complete and bring to market our internally developed products and games…”.  See page 10.  Additionally, see the revisions associated with comment response #7 relating to the clarification of the proprietary technology.

“We are dependent upon the funds to be raised in this offering…”, page 9

9.

Revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently available capital resources.  To the extent that a deficiency in capital resources is perceived, alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.  In discussing your expected liquidity needs, state the extent to which you are currently using funds in your operations on a monthly basis.  Provide similar disclosure in the liquidity section in your Management’s Discussion.

We have revised and expanded the risk factor and “liquidity and capital resources” on pages 9 and 25, respectively.

“We may incur additional risks and significant increases in annual costs…”, page 12

Mr. Griswold and Mr. Crispino

April 21, 2014

10.

Please confirm to us that you intend to file a Form 8-A to register your common stock under the Exchange Act.  If not, include a separate risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(3) of the Exchange Act.  Address the risks to investors of investing in a Section 15(d) reporting company.  The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, the inapplicability of the proxy rules and Section 16 of the Exchange Act.  Please make similar revisions to the disclosure under “Reports to Security Holders” on page 44.

Please accept this as supplemental confirmation that Stream Flow Media will file a Form 8-A as soon as practical once this pending registration statement is declared effective.

Description of our Business and Properties

General

11.

Your Internet website indicates that you have entered into an exclusive partnership with X-Team based in Victoria, Australia and explains the significance of this agreement to the Company.  Please describe this partnership in your document and file any corresponding agreements, or tell us why you believe such agreements are not required to be filed.

We are no longer involved with X-Team and we had forgotten it was on the website.  Prior to Michael Etheredge joining Stream Flow we had a verbal agreement with X-Team to offshore some work.  However, with the addition of Mr. Etheredge to the Stream Flow team, we can now achieve what we intended to offshore to X-Team in house.  This reference has been removed from our website.

Overview of our Business, page 24

12.

We note your extensive and detailed description of the mobile gaming landscape.  Please revise such descriptions to more specifically tie such descriptions to your company’s business strategy and products.

We added the section “How Stream Flow Brings Gamification and Technology Together”.  See page 33.

Liquidity and Capital Resources, page 25

13.

Please provide support for your claim on page 28 that “Stream Flow is the only gaming and gamification company in the marketplace today taking a three tiered approach to our industry.”

While we do not know of any other company pursuing Stream Flow’s three tiered approach, we cannot prove this supplementary without undue time and cost.  As such, we have revised this statement accordingly.  See page 32.

Mr. Griswold and Mr. Crispino

April 21, 2014

Nevertheless, for additional qualification of our belief, please refer to the supplementally provided business plan.  See footnote #1 and “What We’re Up Against” starting on page 10 of the business plan.

Competition, page 30

14.

Please describe with specificity the basis upon which you intend to differentiate yourself from your competitors.

We have revised the prospectus to include the subsection “How Stream Flow is Different From Its Competitors”.  See page 35.

15.

In this section, you describe certain games as “in-development,” yet the accompanying narrative descriptions contain language suggesting the game development is complete.  For example, when describing Zookered, you state that “Zookered allows users to collect tokens…”  Please revise here and throughout the document to clearly describe which services and games are currently in development, and ensure such descriptions are consistent throughout.  Also in the event development is not yet complete, ensure that your disclosure reflects the level of uncertainty associated with your ability to implement your business strategies and achieve your objectives.

We have made revisions to the prospectus to more clearly state which products and services are currently available and which are under development.  See pages 34-35.

Sales and Marketing, page 33

16.

For each of the screen shots disclosed on page 34, provide an explanation of how each mock-up represents a product or service that you currently offer.  For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02, which indicates that graphic presentations in the prospectus should accurately represent your current business.  Also, please tell us whether such materials were created for sales presentations to the represented companies and explain in detail your relationship to such companies.

We have revised the prospectus to remove the mock-up graphics.  The mock-ups were created as sales presentations.  They have been used to pitch StreamFlow’s services to a number of companies, particularly smaller competitors to the companies represented by the mock-ups.

Financing, page 34

17.

You state that you believe you will be able to raise sufficient funds from this offering to achieve your stated business objectives and meet our projected expenditures over the next 12 months.  Given that this is a best efforts offering in which there is no assurance you will be able to sell any securities, such statements do not appear appropriate.  Accordingly, eliminate this statement or advise.

We have revised this disclosure and removed said statement.  Please see page 39.

Mr. Griswold and Mr. Crispino

April 21, 2014

Government Regulation, page 35

18.

You state in this section that you will be subject to domestic and international laws and regulations that relate directly or indirectly to your operations.  Revise to describe in more specificity the material impact of relevant government regulations on your business

We have revised the prospectus to include additional disclosure about government regulations that may affect the Company.  See page “Government Regulation” on 41.

Research and Development Expenditures, page 35

19.

Please disclose in this section and in your Management’s Discussion the costs you have incurred to date in connection with the development of your two in-house games or advise why this is not required.

The development to date has been undertaken exclusively by Stream Flow’s management, Gregory Galanis and Michael Etheredge.  Neither are taking salaries, but are shareholders.  Hence, their work is “sweat equity” and there are no hard dollar costs associated with their developmental work.  Additionally, both are working out of office space provided by Mr. Galanis to Stream Flow for free, and both are using their own computer equipment and software licenses to conduct the development work.  In summary, there have been no hard development costs incurred to date and none are expected unless it becomes necessary to outsource some development work, which does not appear necessary at this juncture.

Directors, Executive Officers and Control Persons, page 35

20.

You state that Mr. Galanis continues to pursue other business opportunities.  Please disclose any other employment positions that Mr. Galanis currently holds or held within the past five years.

The biographical information now includes the names of Mr. Galanis’s consulting clients.  He is not presently engaged by any outside businesses, but would make himself available if a viable opportunity presented itself to him.  See Mr. Galanis’s biographical summary on page 42.

Potential Conflict of Interest, page 36

21.

Please add a risk factor that discusses the possible conflicts of interests involving your sole director and whether you have a policy in place to resolve such conflicts.

We added the risk factor “Our Sole Director and Principal Executive Officer, Gregory Galanis, may be subject to conflicts of interest”.  See page 11.

Mr. Griswold and Mr. Crispino

April 21, 2014

Certain Relationships and Related Transactions and Corporate Governance, page 41

22.

Please revise this section to disclose the services received by the registrant in exchange for the shares issued to the consultants and Blue Water Global Group discussed in this section.  Refer to Item 404(c)(1)(i) of Regulation S-K.

We have revised this disclosure to include the nature of services and purposes for these share issuances.  See the footnotes to the table on page 48.

Legal Proceedings, page 43

23.

You provide affirmative disclosure that Messrs. Galanis and Etheredge have not been the subject of certain legal proceedings and proceed to enumerate the specific categories of legal proceedings they have not been involved in.  However, such list does not appear to include all the categories of legal proceedings set forth in Item 401(f)(1)-(6) of Regulation S-K.  If you elect to restate the specific categories of Item 401(f), please ensure that your disclosure is responsive to all the categories of proceedings enumerated in that item.

We have revised the Legal Proceedings section within the scope of Regulation S-K Item 401(f).  See page 51.

24.

Your disclosure of your promoters’ involvement in legal proceedings does not incorporate the exact language of the introductory paragraph of Item 401(f).  Ensure that such disclosures are fully responsive to the requirements set forth in Item 401(f).

We have revised the Legal Proceedings section within the scope of Regulation S-K Item 401(f).  See page 51.

25.

You state that you are not aware of any pending or threatened legal proceedings involving Stream Flow Media, Inc.  Please remove the qualifier from this statement or advise why it is appropriate.

We have revised the Legal Proceedings section within the scope of Regulation S-K Item 401(f).  See page 51.

Indemnification, page 43

26.

Please describe applicable provisions of the Colorado corporate code and the interaction of the statutory provision relating to the indemnification and the provisions of article VIII of your bylaws.

We have revised both sections to be more specific in relation to the Colorado Business Corporation Act and the relevant provisions and how they interact with our Articles of Incorporation and Bylaws.  See “Indemnification” on page 49 and “DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES” on page 51.

Mr. Griswold and Mr. Crispino

April 21, 2014

Report of Independent Registered Public Accounting  Firm, page F-1

27.

The audit report included in your registration statement opines on the financial position of the company as of December 31, 2014.  Please revise your filing as necessary to correct this reference.

This typo has been corrected.  See page F-2.

Exhibits and Financial Statement Schedules, page II-2

28.

M&K CPAS, PLLC’s consent was filed as exhibit 2.  Please ensure that this exhibit is numbered 23.2, consistent with your exhibit index.

M&K CPAS, PLLC Consent Letter has been refiled as Exhibit 23.1 which is consistent with the exhibit index.

29.

We note that while Exhibit 10.1 was executed by Domenico Battaglia, the introductory paragraph to the agreement indicates that it relates to services provided by Annika Prim.  Please advise.

We believe this error was introduced during the EDGARization process.  We have re-EDGARized the document and refiled as Exhibit 10.1.  If the Staff would like, we can supplementally provide an manually signed copy of the agreement in Adobe PDF format.

Signatures, page II-4

30.

We note the filing does not appear to have been signed by your controller or principal accounting officer.  Please revise.  If Mr. Galanis also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing.  Refer to Instructions 1 and 2 to the Signatures section of Form S-1.

Mr. Galanis signs as and the title “Principal Accounting Officer” has been included under his signature line.  See Signatures on page II-4.

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ Gregory Galanis

Gregory Galanis

President and Chief Executive Officer